UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                             SCHEDULE 13G
                            (Rule 13d-102)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
          RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                         PURSUANT TO 13d-2(b)


                    Americomm Resources Corporation
                          (Name of Issuer)

                    Common Stock, $.001 par value
                   (Title of Class of Securities)

                              030910 20 2
                            (CUSIP Number)

                            April 4, 2000
       (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

()  Rule 13d-1(b)
(X)	Rule 13d-1(c)
() 	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 030910 20 2


(1)  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

     Louis Marx, Jr.

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	         (a) ( )
                                                                 (b) ( )

(3)  SEC USE ONLY

(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF
SHARES        (5)  SOLE VOTING POWER

                  	1,000,000

BENEFICIALLY
OWNED BY      (6)  SHARED VOTING POWER

EACH
REPORTING     (7)  SOLE DISPOSITIVE POWER

                  	1,000,000

PERSON
WITH          (8)  SHARED DISPOSITIVE POWER

(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 	         1,000,000

(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*( )

(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              6.7%

(12) TYPE OF REPORTING PERSON*

              IN

Schedule 13G
Item 1.
              (a) Name of Issuer:

                  Americomm Resources Corporation

              (b) Address of Issuer's Principal Executive Offices:

                  15 East 5th Street
                  Suite 4000
                  Tulsa, Oklahoma 74103-4346

Item 2.
              (a) Names of Persons Filing:

                  Louis Marx, Jr.

              (b) Address of Principal Business Office or, if none, Residence:

                  The address of the principal business office of Louis Marx, Jr. is 667 Madison Avenue, New York, New York 10021.

              (c) Citizenship:

                  Mr. Marx is a citizen of the United States of America.

              (d) Title of Class of Securities:

                  Common Stock, $.001 par value.

              (e) CUSIP Number:

                  030910 20 2

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)() Broker or dealer registered under Section 15 of the Exchange Act.

(b)() Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)() Insurance company as defined in Section 3(a)(19) of the Exchange
      Act.

(d)() Investment company registered under Section 8 of the Investment
      Company Act.

(e)() An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)() An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)() A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)() A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)() A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)() Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box ().

Item 4. Ownership.
              (a) Amount Beneficially Owned:

                  As of April 4, 2000, Mr. Marx beneficially owned, directly and indirectly, 1,000,000 shares of Common Stock of Americomm Resources Corporation.

              (b) Percent of Class:

                  6.7%

              (a) Number of shares as to which such person has:

                    (i)   sole power to vote or to direct the vote:

                             1,000,000

                    (ii)  shared power to vote or to direct the vote:

                             -0-

                    (iii) sole power to dispose or to direct the disposition
                          of:

                             1,000,000

                    (iv) shared power to dispose or to direct the disposition of:

                             -0-

Item 5. Ownership of Five Percent or Less of a Class.

              Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

              Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

              Not Applicable.

Item 8. Identification and Classification of Members of the Group.

              Not Applicable.

Item 9.	Notice of Dissolution of the Group.

              Not Applicable.

Item 10.	Certification.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                              SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 11, 2000



/s/  Louis Marx, Jr.
_____________________
Louis Marx, Jr.